BRF S.A.

PUBLICLY-TRADED COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) announces to its shareholders and to the market in general the creation of the Institutional Relations, Reputation and Sustainability Vice-Presidency, which will take effect from January 2021 and will be lead by Grazielle Tallia Parenti, who occupies the position of Director of Institutional Relations in the Company, since 2019.

Grazielle has more than 25 years of experience and high representation in the Food Industry, having worked at Diageo and Mondelez. Graduated in Business Administration from Fundação Getúlio Vargas (“FGV”), she has an MBA with an emphasis in Marketing at FIA/USP and a postgraduate degree in Public Policy at FGV. Currently, she also holds the position of Chairman of the Board of ABIA - Brazilian Association of the Food Industry, officer of the BRF Institute and acts as member of the Board of Directors of several class associations.

The new structure will reinforce the interdependence that already exists between the areas of Institutional Relations, Sustainability, Reputation, Corporate Communication, in addition to the BRF Institute, catalyzing efforts to improve its management practices in order to generate value for its shareholders and the society.

São Paulo, December 08, 2020.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.